Robert B. Macaulay 305-530-4026 Direct Dial rmacaulay@carltonfields.com

Attorneys At Law

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P.O. Box 019101 | Miami, Florida 33101-9101

305.530.0050 | fax 305.530.0055

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December 26, 2018

VIA EDGAR AND FEDEX

Division of Corporation Finance
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Imaging Diagnostic Systems, Inc.

Amendment No. 2 to

Registration Statement on Form 10

Filed November 14, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018

File No. 000-26028

Ladies and Gentlemen:

On behalf of our client, Imaging Diagnostic Systems, Inc., (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, please find the Company’s responses to the comment letter to Mr. David Fong, the Company’s Chief Financial Officer, dated November 29, 2018, from the staff of the Commission (the “Staff”) with respect to (i) Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”), and (ii) the above-captioned Form 10-Q of the Company (the “Form 10-Q”). Attached please find a complete copy of an amendment to the Form 10-Q which reflects certain revisions to the Form 10-Q in response to the comment letter from the Staff.

The numbered paragraphs below set forth the Staff’s comments together with our response to each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Carlton Fields Jorden Burt, P.A.

Carlton Fields Jorden Burt, P.A. practices law in California through Carlton Fields Jorden Burt, LLP.

Form 10 Amended November 14, 2018

Historical Overview, page 2

1.	We note your response to prior comment 2. Please tell us whether the CFDA has made its decision regarding the safety and efficacy of your product and, if so, tell us the determination.

On December 11, 2018, the Company filed a Current Report on Form 8-K disclosing that on November 17, 2018, it received notice that the CTLM® Breast Imaging System had been approved by the Shaanxi Drug Administration on November 16, 2018 and would be effective until November 15, 2023. This represents the CFDA marketing clearance we had anticipated. We understand that the filing of the Form 8-K addresses the remaining comment with respect to the Registration Statement.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.	Please expand to describe the nature of the inventory purchased for and sold to the related party. Also, clarify whether the sales are related to pursuit of regulatory clearance of the CTLM system in China. Further, describe any known trends that you reasonably expect will have a material impact on your sales.

During the three months ended September 30, 2018, the Company sold inventory of its CTLM® Breast Imaging System to Xi’an IDI Laser Imaging Co., Ltd. (“Xi’an”) our licensee and an affiliate of Viable International Investments, LLC which owns a majority interest of the Company. This inventory was used by Xi’an in connection with its application for approval by the Shaanxi Drug Administration of the CTLM® Breast Imaging System which was issued on November 16, 2018 by The Peoples Republic of China. The approval allows Xi’an to manufacture, sell and distribute the CTLM® Breast Imaging System in China. Under a Technology Licensing Agreement with the Company, Xi’an has the exclusive right to manufacture the CTLM® Breast Imaging System in China as well as sell the product in China, Hong Kong, Macau and Taiwan. Xi’an is required to pay to the Company a royalty of 25% of the gross revenues from the sale of the CTLM® Breast Imaging System and related parts and accessories. The Company reasonably expects that the governmental approval received by The Peoples Republic of China will have a material impact on our revenues arising from the sale of the CTLM® Breast Imaging System in the region. The Company will include this disclosure in its future filings.

Item 4. Controls and Procedures, page 25

3.	You disclose that you were unable to complete the evaluation of disclosure controls and procedures required by Exchange Act Rule 13a-15 as of September 30, 2018. Please complete the required evaluation and amend the Form 10-Q to disclose the results of the completed evaluation. In that regard, in revised disclosure, state whether disclosure controls and procedures are or are not effective. If you conclude that disclosure controls and procedures are not effective, disclose the principle reasons for that conclusion. Refer to Item 307 of Regulation S-K.

The Company has revised its disclosure on pages 1 - 2 of the Form 10-Q/A in response to the Staff’s comment.

*      *      *      *

Please also be advised that the Company and its management acknowledge that the Company is responsible for the adequacy and accuracy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comments to look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 305-530-4026 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay

cc: David Fong

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